Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Unveils Kite IQ: The Proprietary AI Engine that Enables Advertisers to Accurately Connect to Customers Across Mobile Apps

Vancouver, B.C. Canada, July 10, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF), a global leader in safe digital media and advertising technology and developer of the market-leading Kidoz Contextual Ad Network that connects brands with audiences through content analysis rather than user data, is proud to announce the launch of Kite IQ – the company’s proprietary AI platform, designed to deliver category leading contextual targeting at scale.

Kidoz helps brands build meaningful connections with audiences in safe, high-performance environments, without compromising privacy or safety.

Kite IQ uses advanced machine learning and semantic analysis to classify mobile apps across theme, content, and audience appeal. By enriching every app with real-time contextual metadata detecting genre, themes, age-group appeal, and gender targeting through a combination of natural language processing and similarity modeling, Kite IQ enables brands to match their message with the right audience in the right environment increasing the value of campaigns, while maintaining full compliance with global privacy regulations.

Kite IQ doesn’t just categorize apps; it interprets them. “For too long, advertisers have been forced to rely on generic store tags that say little about the real content or audience of an app,” said Jason Williams CEO at Kidoz, “Kite IQ advances our unique personal data-free capabilities by combining machine learning classifiers and semantic intelligence. We give brands a new level of control, context, and confidence in every impression thereby delivering higher value campaigns. Kite IQ will also provide details of the campaign to customers to prove value.”

“Kite IQ delivers high-accuracy classification, empowering brands to align their campaigns with the right content and audience resulting in higher engagement and improved click-through rates driven by stronger contextual relevance. All of this is achieved while maintaining full compliance with global privacy standards like COPPA and GDPR.” he added.

The launch of Kite IQ, alongside the recently announced PRADO SDK, represents the culmination of a multi-quarter R&D investment in building Kidoz’s next-generation technology stack. From AI-powered contextual intelligence to flexible monetization infrastructure, these foundational developments mark a critical transition from product development to scalable commercial deployment. While this strategic focus on investment positions Kidoz to capture greater long-term value across the mobile media ecosystem, the broader market uncertainty recently experienced due to threatened tariffs may impact our second quarter results, expected to be released near the end of August.

“Advertisers need measurable returns on their investment, especially in an era where traditional targeting is becoming obsolete,” said Ryan Lexer, VP Strategy at Kidoz. “Kite IQ represents the first stage of our broader AI strategy to optimize campaign performance and drive increased returns on advertising spend. By giving brands unprecedented control over contextual placement, we’re enabling them to achieve the engagement and performance that drives real value.”

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Kidoz also operates Prado, its wholly owned over-13 division. Through its proprietary Kidoz / Prado SDK’s, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising enabling scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Kidoz / Prado platforms helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.